October 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Gessert

Re:    Southern States Bancshares, Inc.
Registration Statement on Form S-3 (File No. 333-267772)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southern States Bancshares, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement to Monday, October 17, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable on such date.

    Please contact Mike Waters or Clint Smith of Jones Walker LLP, counsel to the Company, at (205) 244-5210 or (504) 582-8429, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SOUTHERN STATES BANCSHARES, INC.

		By:	/s/ Lynn Joyce
		Name:	Lynn Joyce
		Title:	Senior Executive Vice President and Chief Financial Officer

Cc:	Mike Waters, Jones Walker LLP
Clint Smith, Jones Walker LLP

615 Quintard Ave Anniston, AL 36201 Office: (256) 241-1092 www.southernstatesbank.net